1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 8, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC February 2019 Revenue Report

Hsinchu, Taiwan, R.O.C. – March 8, 2019 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for February 2019: On a consolidated basis, revenues for February 2019 were approximately NT$60.89 billion, a decrease of 22.0 percent from January 2019 and a decrease of 5.8 percent from February 2018. Revenues for January through February 2019 totaled NT$138.98 billion, a decrease of 3.7 percent compared to the same period in 2018.

TSMC February Revenue Report (Consolidated):

(Unit:NT$ million)

Period	February 2019	January 2019	M-o-M Increase (Decrease) %	February 2018	Y-o-Y Increase (Decrease) %	January to February 2019	January to February 2018	Y-o-Y Increase (Decrease) %
Net Revenues	60,889	78,094	(22.0)	64,641	(5.8)	138,983	144,381	(3.7)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2019.

1.	Sales volume (in NT$ thousands)

Period	Items	2019	2018
Feb.	Net sales	60,889,055	64,640,562
Jan.–Feb.	Net sales	138,982,882	144,381,234

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC China*	57,143,691	31,584,498

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	419,204,416	2,559,808

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	46,335,277
	Mark to Market Profit/Loss	(118,573)
	Unrealized Profit/Loss	(138,012)
Expired Contracts	Notional Amount	66,496,673
	Realized Profit/Loss	(42,850)
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	11,332,431
	Mark to Market Profit/Loss	64,381
	Unrealized Profit/Loss	37,959
Expired Contracts	Notional Amount	20,892,978
	Realized Profit/Loss	245,222
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	368,534
	Mark to Market Profit/Loss	(81)
	Unrealized Profit/Loss	(446)
Expired Contracts	Notional Amount	660,469
	Realized Profit/Loss	(2,125)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,743,843
	Mark to Market Profit/Loss	(10,692)
	Unrealized Profit/Loss	(5,449)
Expired Contracts	Notional Amount	6,907,375
	Realized Profit/Loss	(73,525)
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	6,063,399
	Mark to Market Profit/Loss	9,153
	Unrealized Profit/Loss	(16,848)
Expired Contracts	Notional Amount	—
	Realized Profit/Loss	(5,426)
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(68,292)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	8,148,854
	Mark to Market Profit/Loss	34,335
	Unrealized Profit/Loss	188,661
Expired Contracts	Notional Amount	11,234,282
	Realized Profit/Loss	(191,166)
Equity price linked product (Y/N)		N